Exhibit 99.1

Energys Group Announces Pricing of $10.125 Million Initial Public Offering and Nasdaq Listing

UNITED KINGDOM, March 31, 2025 (GlobeNewswire) – Energys Group Limited (NASDAQ: ENGS) (“Energys Group” or the “Company”), a vertically integrated energy efficiency and decarbonization solutions provider for the build environment, today announced the pricing of its initial public offering (the “Offering”) of 2,250,000 ordinary shares (the “Ordinary Shares”) at a public offering price of US$4.50 per Ordinary Share, for total gross proceeds of US$10,125,000 before deducting underwriting discounts and other offering expenses.

The Ordinary Shares have been approved for listing on the NASDAQ Capital Market and are expected to commence trading on April 1, 2025, under the ticker symbol “ENGS.”

The Company has granted the underwriters an option, within 45 days from the date of the prospectus, to purchase up to an additional 337,500 Ordinary Shares at the initial public offering price, less underwriting discounts and commissions, to cover the over-allotment option, if any.

The Offering is being conducted on a firm commitment basis. American Trust Investment Services, Inc. (“American Trust”) is acting as the representative of the underwriters for the Offering. Schlueter & Associates, P.C. acted as U.S. counsel to the Company, and DeMint Law, PLLC acted as U.S. counsel to American Trust, in connection with the Offering.

The Offering is expected to close on April 2, 2025, subject to customary closing conditions.

The Company intends to use the proceeds from this Offering 1) to expand its operating network in the United Kingdom; 2) for inventory procurement; 3) to establish operating subsidiaries in the United States; 4) to identify and pursue merger and acquisition opportunities; 5) to expand research and development capabilities; 6) to repay certain bank borrowings; and 7) to use as general working capital.

A registration statement relating to the Offering, as amended, (File No. 333-275956) has been filed with the U.S. Securities and Exchange Commission (the “SEC”), and was declared effective by the SEC on March 14, 2025.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained from American Trust, Attn: Syndicate Department, 1244 119th Street, Whiting, IN 46394, via email at ib@amtruinvest.com or via telephone at (219) 473-5542. In addition, a copy of the final prospectus can be obtained via the SEC’s website at www.sec.gov.

About Energys Group

Founded in 1998 as an energy conservation consultancy, Energys Group Limited (NASDAQ: ENGS) (“Energys Group” or the “Company”) has since transitioned into a vertically integrated energy efficiency and decarbonization solutions provider for the build environment. Serving organizations from both the private and public sectors, including schools, universities, hospitals and offices, primarily in the UK, the Company’s vision is to deliver innovative solutions that reduce carbon emissions, lower costs and support Net Zero agenda – alongside improving the wellbeing of building users within the built environment.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

DLK Advisory

Phone: +852-2857-7101

Email: ir@dlkadvisory.com